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Exhibit 99.1

Press Release

Your Contacts
Tony Roddam Aventis Global Media Relations Tel.: +33 (0) 3 88 99 11 38 Tony.Roddam@Aventis.com	Nathalie Jecker Aventis Global Media Relations Tel.: +33 (0) 3 88 99 11 16 Nathalie.Jecker@Aventis.com

AVENTIS REPORTS FIRST-QUARTER RESULTS FOR 2004
All figures refer to 2004 Group vs 2003 core unless otherwise stated

Aventis Q1 results confirm strong start to 2004

  •
  Sales rise 6.4% on a constant exchange rate basis (or "activity growth") to € 3.946 billion (reported sales declined by 0.6%)

  •
  Total revenues, including co-promotion income, rise 7.1% on activity growth to € 4.025 billion (reported revenues declined by 0.1%)

  •
  Strategic brands and human vaccines sales rise 21.1% on an activity basis (reported growth 12.3%)

  •
  U.S. sales increase 8.7% on an activity basis to € 1.355 billion, representing 34.3% of sales

  •
  Net income up 14.6% to € 556 million

  •
  Earnings per share up 16.5% to € 0.71 from last year's Core EPS of € 0.61

Aventis delivers on submissions and approvals program in Q1

  •
  FDA approves antibiotic Ketek in U.S. and rapid acting insulin analog Apidra

  •
  FDA Advisory Committee recommends approval of Sculptra

  •
  Inhalable insulin Exubera submitted for EU regulatory approval

  •
  Taxotere submitted for U.S. and EU approval for the treatment of early-stage breast and hormone refractory prostate cancer

  •
  Lantus OptiClik pen submitted for approval in U.S. and EU

Aventis and Sanofi-Synthélabo agree to create Sanofi-Aventis

Aventis    •     67917 Strasbourg    •    Cedex 9    •    France    •    www.aventis.com
Address for visitors: 16, Avenue de l'Europe    •    Espace Européen de l'Entreprise    •    F-67300 Schiltigheim

Strasbourg, France, April 29, 2004

"Our first-quarter results are in line with our full-year targets and guidance. In 2004, supported by the launch of several new key products, Aventis should generate sales growth of six to seven percent with earnings per share growing in the mid-teens," Igor Landau, Chairman of the Management Board, said.

"Regarding the future creation of Sanofi-Aventis, we are pleased to have reached an agreement with Sanofi that recognizes the value of Aventis, our growth potential, and the talent and expertise of our employees. Having a balanced representation in the future management of Sanofi-Aventis, this agreement provides the necessary conditions for the success and development of the new group," Landau added.

CONSOLIDATED GROUP RESULTS

Aventis consolidated group sales were € 3.9 billion in the first quarter of 2004 compared to € 4.2 billion in the 2003 first quarter. The 2003 sales figure includes the consolidated sales from the therapeutic proteins business Aventis Behring, which was completely divested on March 31, 2004, and is being treated as a discontinued operation in the 2004 results (and therefore excluded from consolidated sales). Group net income was € 556 million in the 2004 first quarter compared to € 202 million in the year-ago period, while consolidated earnings per share (EPS) were € 0.71 compared to € 0.25.

AVENTIS DELIVERS ON SUBMISSIONS AND APPROVALS PROGRAM

Aventis achieved a key approval in the U.S. in the first quarter for antibiotic Ketek, already in use in major European, Latin American and Asian markets, and with an estimated peak global sales potential of more than € 1.5 billion.

Aventis advanced its regulatory submissions program in the first quarter, submitting the blockbuster oncology agent Taxotere for U.S. and EU approval in March for the treatment of early stage breast cancer as well as for hormone refractory prostate cancer earlier this year. A submission for gastric cancer is planned for the second half of 2004.

In addition, Aventis, with partner Pfizer Inc., submitted the inhalable insulin Exubera for EU regulatory approval. The companies are working with the U.S. Food and Drug Administration (FDA) to determine the appropriate timing for submission for U.S. approval. Also in the first quarter, Aventis submitted its new OptiClik™ reusable pen for administering Lantus for regulatory approval in the U.S. and EU. The cartridge for the pen has also been submitted to the regulatory authorities in Japan.

In March, an FDA Advisory Committee voted to recommend, with conditions, the approval of Sculptra, an injectable poly-L-lactic acid product, to correct lipoatrophy in people with human immunodeficiency virus (HIV).

In April, the FDA approved rapid-acting insulin analog Apidra, which will complement an expanding diabetes portfolio, and Nasacort HFA Nasal Aerosol, to treat nasal symptoms associated with seasonal and perennial allergic rhinitis.

AVENTIS SIMPLIFIES REPORTING STRUCTURE

Starting January 1, 2004, the consolidated financial statements are reported at the level of Aventis Group, eliminating the split between core and non-core business activities. For 2004, Aventis as a Group represents the on-going core business activities in prescription drugs, human vaccines, the Merial animal health equity joint venture and corporate activities. It also includes the remaining non-core businesses whose sales are not consolidated (equity stakes in the chemical companies Wacker and DyStar as well as an investment in Rhodia). Any contribution of Aventis Behring to 2004 is treated as discontinued operations. Following the completion of the divestment Aventis Behring on March 31,

2004, the remaining non-core activities are considered to be less material. As a result the performance of Aventis presented as a Group in 2004 is compared with the 2003 Aventis core business results.

BUSINESS OVERVIEW—2004 GROUP VS 2003 CORE BUSINESS

Aventis consolidated Group sales were € 3.946 billion in the first quarter of 2004 compared to € 3.970 billion of sales for the core business in the year-earlier quarter. Group net income increased by 14.6% to € 556 million in the first quarter from € 485 million in core net income a year earlier. Consolidated earnings per share (EPS) in the first quarter of this year were € 0.71 compared to core EPS of € 0.61, an increase of 16.5% from the comparable period.

Q1 Group 2004	Q1 Core 2003	Total variance(3)	AVENTIS KEY FIGURES(1) (in € million, (except EPS)
€3,946	€3,970	-0.6%	Sales
		+6.4%	Activity variance(2)
€556	€485	+14.6%	Net income
€0.71	€0.61	+16.5%	EPS (in €)

(1)
Unaudited
(2)
Excluding currency translation effects
(3)
Percentages are calculated before rounding the data

Note: Unless otherwise stated, all references below to sales activity growth are on a constant exchange rate basis.

Sales activity rose 6.4% to € 3.946 billion in the first quarter of 2004, while reported sales fell 0.6% due mainly to the negative impact of the value of the euro against other currencies.

Sales of strategic products, which comprise strategic brands(1) and human vaccines, amounted to € 2.308 billion in the first quarter of 2004, an activity increase of 21.1% from a year earlier, and accounted for 58.5% of total Group sales. Strategic brand sales activity rose 22.6% to € 1.942 billion in the first quarter, while human vaccines sales activity increased 13.8% to € 366 million.

Sales activity of the seasonal allergy drug Allegra declined 11.9% worldwide to € 325 million, while U.S. sales activity fell 12.0% to € 241 million. The performance of Allegra in the U.S. has been affected primarily by competing over-the-counter (OTC) branded and private-label products as well as changes in reimbursement for prescription antihistamines by managed care organizations.

(1)
The Aventis strategic brands are Actonel, Lovenox/Clexane, Ketek, Lantus, Taxotere, Amaryl, Arava, Campto, Copaxone, Insuman, Nasacort, Targocid, Tavanic and Delix/Tritace. As of January 1, 2004, Allegra has been reclassified as no longer being a strategic brand and its sales will be reported independently.

Sales activity of other prescription drugs, which generally do not receive marketing and promotional support, fell 10.3% in the first quarter, due mainly to the ongoing negative impact of healthcare cost-containment measures in many European countries. On a like-to-like basis, excluding divested products, sales activity for this group of products declined 7.8%.

Bulk and toll manufacturing, which includes the production of active pharmaceutical ingredients for third parties, reported a sales activity decrease of 6.4% to € 133 million in the first quarter.

Q1 2004 Group sales (in € mln)	Q1 2003 Core sales (in € mln)	Activity variance(1)		% share Group sales 2004	% share Core sales 2003
€2,308	€2,055	+21.1%	Strategic brands and human vaccines	58.5%	51.8%
€325	€418	-11.9%	Allegra/Telfast	8.2%	10.5%
€133	€148	-6.4%	Bulk and toll manufacturing	3.4%	3.7%
€1,165	€1,350	-10.3%	Other prescription drugs	29.5%	34.1%

(1)
At constant exchange rates

In the United States, sales activity rose 8.7% to € 1.355 billion in the 2004 first quarter due to strong sales growth of the long-acting insulin Lantus and the anti-thrombotic Lovenox/Clexane, which helped to offset lower sales of Allegra.

In Europe, sales activity rose 2.1% as the ongoing expansion of strategic brands (up 15.7% on an activity basis) was largely offset by the sustained impact of governmental cost-containment efforts to curb healthcare spending. France reported record sales of oncology products, particularly the chemotherapy agent Taxotere, as well as continued strong sales of Lantus following its launch in this market in 2003. In Germany, oncology and thrombosis products also performed well, helping to offset lower sales of the cardiovascular drug Delix/Tritace following the start of generic competition in late 2003. Strategic brands accounted for 56.2% of total sales in Europe compared to 49.6% in the year-ago period.

In Japan, first-quarter sales activity advanced 3.3% to € 205 million, due mainly to the excellent launch of the antibiotic Ketek in December 2003 and the continued success of Actonel in gaining market share. However, Allegra reported a decline in first-quarter sales after the country experienced one of its weakest allergy seasons within the last decade.

SELECTED SALES OF AVENTIS STRATEGIC BRANDS AND HUMAN VACCINES(1)

Q1 2004	Q1 2003	Activity variance(2)
(in € million)
440 261	389 242	25.3% 25.7%	Lovenox/Clexane global sales U.S. sales
334 152	324 178	12.2% -0.5%	Taxotere global sales U.S. sales
224	241	-6.5%	Delix/Tritace global sales (Not sold by Aventis in the U.S.)
168 106	89 70	108.9% 76.0%	Lantus global sales U.S. sales
46	26	80.4%	Ketek global sales (Not yet launched in the U.S.)
219 62	160 33	59.9% 89.6%	Actonel total Alliance sales(3) Actonel sales consolidated by Aventis(4)
366 188	350 203	13.8% 7.5%	Human vaccines sales consolidated by Aventis(5) U.S. sales

(1)
Unaudited

(2)
Excluding currency translation effects

(3)
Cooperation with Procter & Gamble

(4)
Actonel sales as consolidated by Aventis, including sales in Japan

(5)
Vaccines sales in Europe through the Aventis Pasteur MSD joint venture are not consolidated by Aventis

N.S.
Not significant

        Lovenox/Clexane (enoxaparin sodium): The anti-thrombotic agent recorded a global sales activity increase of 25.3% in the first quarter, while U.S. sales activity rose 25.7% due to increasing penetration in key geographic markets against unfractionated heparin, the main competitor, in the treatment of medical patients at risk for deep vein thrombosis (DVT) as well as in patients with acute coronary syndrome. U.S. growth has been driven by the doubling of the U.S. sales force in 2003 to nearly 700 sales representatives and increased marketing efforts to increase awareness about DVT.

        Aventis has received the first official response from the U.S. Patent and Trademark Office (USPTO) regarding Aventis' application for the reissuance of U.S. Patent 5,389,618 (the '618 patent) covering Lovenox. The agency's response, which is neither final nor unexpected, was a routine "office action" advising Aventis of the initial rejection of the application and indicating why it was not approved. An initial rejection is not unusual in reissuance proceedings, which may include a number of rejections and responses before an application is ultimately approved or denied. Aventis intends to respond to the USPTO's comments in due course, and expects the reissuance proceeding to continue. Aventis remains committed to moving the reissuance process forward and continues to believe that, if the application is ultimately approved, the '618 patent could be reissued in an amended version prior to year-end 2004.

        Taxotere (docetaxel): Global sales activity of the chemotherapy agent rose 12.2% in the first quarter of 2004 from a year earlier. U.S. sales remained robust, in spite of temporary challenges related to the less than favorable U.S. Medicare Reimbursement policy currently in place. Compelling clinical data in breast cancer that was presented in late 2003 helped to fuel Taxotere sales in Europe. Aventis expects the sales growth of Taxotere accelerate due to the two recent regulatory submissions in the U.S. and EU for adjuvant breast cancer and hormone refractory prostate cancer. A third submission for Taxotere in gastric cancer is expected to be submitted in the second half of the year.

        Delix/Tritace (ramipril): The cardiovascular drug recorded a sales activity decline of 6.5% in the first quarter, due mainly to the introduction of generic versions of the drug in Germany and the United Kingdom. However, other European markets and Canada showed strong growth rates, reflecting the benefits of the ACE inhibitor in treating patients with hypertension and/or diabetes seeking to reduce the risk of cardiovascular events.

        Lantus (insulin glargine): Sales activity of the 24-hour insulin analog remained strong, rising 108.9% worldwide in the first quarter of 2004 and advancing 76% in the U.S., where the product remains the leading branded insulin in terms of total prescriptions. Lantus is the largest brand in the total insulin market (value) in France. In Germany, Lantus currently holds a 50% market share in the basal (long-acting) insulin market.

        Ketek (telithromycin): Worldwide sales of the antibiotic, which specifically targets upper respiratory tract infections, rose 80.4% due to its launch in several new markets during 2003 and its use in more than seven million patients to date. Ketek received FDA approval in April, and Aventis is preparing to launch it in the U.S. in time for the start of the fall 2004 respiratory tract infection season.

        Actonel (risedronate): Worldwide sales of the osteoporosis treatment marketed through the Alliance for Better Bone Health with Procter & Gamble totaled € 219 million, a sales activity increase of 59.9% over the 2003 first quarter. Sales consolidated by Aventis were € 62 million, an activity increase of 89.6%. Aventis reported co-promotion income related to Actonel of € 75.3 million in the first quarter compared to € 55.9 million in the prior year, an activity increase of 53.2%.

        The vaccines business, Aventis Pasteur, generated sales of € 366 million, an increase of 13.8% over the first quarter of 2003 on an activity basis. This growth was derived from strong sales of pediatric vaccines, which rose 20%, and adult booster vaccines, which advanced 60%, due to higher demand from the public sector, especially in the U.S. and Canada. Sales in the international zone were strong, growing 10% over the same period in 2003 due to higher sales of polio and influenza vaccines. In Europe, sales by the joint venture Aventis Pasteur MSD, which are not consolidated by Aventis, reached € 122 million, an increase of 9% due to the launches of new adult booster vaccines in the UK and France.

        In March, the American Academy of Pediatrics expanded its influenza immunization recommendations to include healthy children between the ages of six and 24 months. This is already having an impact on U.S. influenza vaccine sales for the 2004 flu season.

FIRST-QUARTER PROFITABILITY ANALYSIS—2004 Group vs. 2003 Core Business

        Total revenues (which includes co-promotion income from Actonel and other prescription drugs) rose 7.1% on activity growth to € 4.025 billlion. Net sales totaled € 3.946 billion compared to € 3.970 billion (up 6.4% on an activity basis).

        Gross margin as a percentage of total revenues decreased to 73.7% in the first quarter of 2004 from 74.5% in the first quarter of 2003, due mainly to the negative currency translation impact. On a constant exchange rate basis, gross margin was at substantially the same level as the prior year.

        Selling, general and administrative expenses and other operating income (expenses) were € 1.312 billion in the first quarter (32.6% of total revenues) compared to € 1.304 billion (32.4% of total revenues) a year earlier. Excluding currency translation effects, SG&A and other operating income (expenses) increased 7.0%. Most of the increase came from higher selling and distribution expenses, especially in the U.S. due to intensive promotional investments in Lovenox and Lantus as well as higher costs related to a sales force information systems project aimed at improving effectiveness.

        Research and development spending totaled € 594 million (14.8% of total revenues) compared to € 702 million in the first quarter of 2003 (17.4% of total revenues). Excluding currency translation effects, R&D expenses were down 9.6% compared to the first quarter of 2003. This decrease was mainly due to the completion of major studies on Allegra and Ketek in 2003 and for which a significant amount was expensed in the first quarter of 2003. In addition, spending on Exubera and Apidra in the first quarter of 2003 was partly offset by higher development costs related to VEGF Trap (developed in cooperation with Regeneron Pharmaceuticals, Inc.), Lantus and Lovenox in the first quarter of 2004.

        Restructuring expenses amounted to € 53 million in the first quarter of 2004 compared to € 19 million in the year-ago period. This increase reflects the costs related to the productivity enhancement initiatives launched in 2003 and 2004 in the prescription drugs business, which relates to the reorganization of research and development activities, the continued rationalization of industrial sites and the enhancement of operational effectiveness in commercial operations.

        Equity in earnings of affiliated companies amounted to € 41 million in the first quarter of 2004 compared with € 39 million in the first quarter of 2003, an increase of 7.9% excluding currency translation effects.

        EBITA (operating income and equity in earnings of affiliated companies before goodwill amortization) was € 1.048 billion in the first quarter of 2004, versus € 1.014 billion in the year-earlier period. At constant exchange rates, EBITA rose by 15.3%. As a percentage of total revenues, the EBITA margin rose 0.8 percentage points to 26.0% from 25.2% in the year-ago period.

        Miscellaneous non-operating income and expenses—net amounted to a loss of € 38 million in the first quarter of 2004 compared to a loss of € 77 million in the year-ago period. The first quarter 2004 amount includes marked-to-market adjustments for an investment in Rhodia.

        Income (loss) from discontinued operations (net of income taxes) amounted to a loss of € 4 million and relates to the therapeutic proteins business Aventis Behring, which has been accounted for as a discontinued operation in the first quarter of 2004 following the completion of its divestiture to CSL Limited on March 31, 2004.

        Net income rose 14.6% to € 556 million in the first quarter from € 485 million in the year-earlier quarter, while earnings per share (EPS) rose 16.5% to € 0.71 from € 0.61 in the first quarter of 2003. Costs incurred in relation to the tender offer initiated by Sanofi-Synthélabo impacted EPS negatively by € 0.04. Excluding this impact, the EPS growth would have been 23.5%. Before goodwill amortization, EPS rose 11.7% to € 0.86 from € 0.77 in the year-ago period.

        Aventis generated free cash flow of € 673 million in the first quarter of 2004 compared to € 87 million in the year-ago period. Free cash flow benefited from a reduced demand for industrial working capital, which was € 253 million compared to € 471 million in the first quarter in 2003, and fewer non-recurring cash-inflows. The free cash flow included one-time payments related to the non-core business (€ 111 million) and the negative free cash flow provided by Aventis Behring (€ 67 million).

        Aventis net debt at the end of March 2004 was € 2.935 billion, reflecting a decrease of € 1.025 billion compared to the end of 2003. The main cash transactions that led to the reduction were the strong free cash flow, proceeds received from the divestment of Aventis Behring, which amounted to € 440 million and the divestiture of Azmacort for € 160 million. The decrease in net debt includes a payment of € 327 million to Bayer related to the adjustment of the original purchase price for Aventis CropScience, which was divested in June 2002.

AVENTIS AND SANOFI TO CREATE LEADING PHARMA GROUP

        On April 25, 2004, Aventis and Sanofi-Synthélabo agreed on the terms and conditions of a substantially improved offer, including a balanced governance structure for the new group, to be called Sanofi-Aventis. After reviewing this new offer, the Management Board and the Supervisory Board decided to recommend it to Aventis shareholders. This decision will pave the way for the creation of Europe's number one and the world's number three pharmaceuticals group by sales.

        Under the revised offer terms, Sanofi-Synthélabo has offered 0.8333 of a newly issued Sanofi-Synthélabo ordinary share and cash compensation of € 20 for each Aventis ordinary share tendered (2003 dividend attached), and 1.6667 newly issued Sanofi-Synthélabo ADSs and a cash compensation of € 20 for each Aventis ADS. In the aggregate, the offer consideration consists of 71% Sanofi-Synthélabo shares and 29% cash and would value one Aventis share at € 68.93 based on the unaffected share price of Sanofi-Synthélabo (one month-average) prior to the launch of their initial offer on January 26, 2004, which valued Aventis with € 60.43 per share. The improved offer values Aventis in total at € 55.3 billion compared to € 48.5 billion for the initial offer, with the entire price increase being offered in cash.

DIVIDEND RECORD AND PAYMENT DATES TO BE RESCHEDULED

        As announced on April 26, Aventis has decided to postpone the Annual General Meeting of Shareholders previously scheduled for May 19. No new date for this meeting has been scheduled. As a result, the proposed record and payment dates for the 2003 dividend are no longer valid and will be rescheduled in accordance with the new date for the AGM. A public announcement will be made once a new date has been chosen for the AGM.

OUTLOOK

        Aventis expects to generate sales activity growth of six to seven percent in 2004, with earnings per share growth in the mid-teens before defense costs.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com. The press releases, IR presentation and links to live and on-demand audiocasts are available at www.aventis.com/2004Q1.

Conference calls

        Patrick Langlois, Vice Chairman and Chief Financial Officer of Aventis will be available for a media conference call at 9:00 a.m. CET. An analysts conference call will follow at 10:00 a.m. and 16:30 p.m. CET. The press releases and a live and replay webcast of the press and analyst conference calls will be available on the Internet at: www.aventis.com/2004Q1.

        Definition of Basic Earnings Per Share (EPS) before goodwill amortization: Basic EPS before goodwill amortization is an unaudited non-GAAP financial measure that we define as our consolidated net income excluding goodwill amortization divided by the unaudited number of our shares outstanding (at year end). We have included basic EPS before goodwill amortization in addition to the corresponding GAAP measure EPS which includes non-cash charges for goodwill amortization, because we consider this non-GAAP measurement to more closely reflect the underlying business performance of our operations.

        Definition of EBITA: EBITA is an unaudited non-GAAP financial measure that we define as operating income and equity in earnings of affiliated companies before goodwill amortization. We have included

EBITA in addition to the corresponding GAAP measure operating income, which includes non-cash charges for goodwill amortization because we consider this non-GAAP measurement to more closely reflect the underlying business performance of our operations. Additionally, we use this measure to assess our financial performance

        Definition of Free Cash Flow: Free Cash Flow is defined as Cash from operational activities net of capital expenditures.

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report—"Document de Référence"—on file with the "Autorité des marchés financiers" in France.

        Aventis shareholders are urged to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 filed by Aventis with the Securities and Exchange Commission, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Aventis with the Securities and Exchange Commission are available without charge from the SEC's website at www.sec.gov.

        Brand names appearing in italics throughout this document are trademarks of Aventis, and/or its affiliates, with the exception of trademarks that may be used under license by Aventis and/or its affiliates, such as Actonel, a trademark of Procter & Gamble Pharmaceuticals; Alvesco, a trademark of ALTANA Pharma AG; Genasense, a trademark of Genta Inc.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

Aventis (1)

All Consolidated Businesses (French GAAP)

Consolidated Income Statement Q1 2004

in million €	Q1 / 2004	Q1 / 2003
Net sales	3,946	4,195
Co-promotion income	80	59

Total Revenues	4,025	4,254

Production costs and expenses	(1,060)	(1,190)

Gross margin (as % of Total Revenues)	73.7%	72.0%
SG&A and other operating Inc./Exp.	(1,312)	(1,362)
Research and development	(594)	(720)
Restructuring expenses	(53)	(19)
Goodwill amortization	(114)	(124)
Operating income (loss)	893	839
Equity in earnings of affiliated companies	41	(75)
Interest (expense) income—net	(38)	(37)
Miscellaneous non operating income and expenses—net	(38)	(270)

Income (loss) from continuing operations before taxes and minority interests	858	457
Provision for income taxes	(279)	(228)
Minority interests in net income of consolidated subsidiaries	(10)	(10)
Preferred remuneration	(9)	(18)

Net Income (loss) from continuing operations	560	202
Income (loss) from discontinued operations, net of income taxes	(4)

Net Income (loss)	556	202
Average number of shares outstanding	779,126,769	792,009,198

Basic earnings (loss) per share in €	0.71	0.25

Basic earnings (loss) before goodwill amortization per share in €	0.86	0.41

EBITA (2)	1,048	888

EBITA (as % of Total Revenues)	26.0%	20.9%

(1)
Unaudited

(2)
= Operating income (loss) before goodwill amortization + equity in earnings of affiliated companies
Percentages are calculated before rounding the data in million euros

Strategic Activities

2004

        Starting January 1, 2004, the consolidated financial statements are reported at the level of Aventis Group, eliminating the split between core and non-core business activities.

        The divestment of Aventis Behring (reported as a non-core activity in 2003 and as discontinued operations for the first quarter of 2004) was finalized on March 31, 2004. As a result, the remaining non-core activities are considered to be less material.

        For 2004, Aventis as a Group represents the on-going core business activities in prescription drugs, human vaccines, the Merial animal health equity joint venture and corporate activities. It also includes the remaining non-core businesses whose sales are not consolidated (equity investment in the chemical companies Wacker and Dystar, investment in Rhodia) and whose contribution to net income will be less material.

        As a result, we will measure the performance of Aventis as a Group in 2004 vs. the 2003 Aventis core business results.

Reminder on 2003

        The core business comprised activities that the Group considered to be strategic and intended to retain. It included prescription drugs, human vaccines, our 50% equity interest in Merial (animal health joint venture with Merck & Co. that is accounted for under the equity method) and some corporate activities (mainly insurance entities).

        The non-core activities included businesses that the Group divested in the period or intended to divest in the foreseeable future. These activities were Aventis Behring and our equity investments in Wacker and DyStar as well as our investment in Rhodia.

Aventis (1) (French GAAP)

Selected Financial Data Related to Consolidated Income Statement Q1 2004

Aventis Group 2004 compared to Aventis Core 2003

in million €	Group Q1/2004	Core Q1/2003	Total Variance %	Activity Variance(2) %
Net sales	3,946	3,970	-0.6%	6.4%
Co-promotion income	80	59	34.2%

Total Revenues	4,025	4,029	-0.1%	7.1%

Production costs and expenses	(1,060)	(1,029)

Gross margin (as % of Total Revenues)	73.7%	74.5%
SG&A and other operating Inc. / Exp.	(1,312)	(1,304)	0.6%
Research and development	(594)	(702)	-15.5%
Restructuring expenses	(53)	(19)
Goodwill amortization	(114)	(124)
Operating income (loss)	893	851	4.9%
Equity in earnings of affiliated companies	41	39	7.1%
Interest (expense) income—net	(38)	(22)
Miscellaneous non operating income and expenses—net	(38)	(77)

Income (loss) from continuing operations before taxes and minority interests	858	791	8.5%
Provision for income taxes	(279)	(277)
Minority interests in net income of consolidated subsidiaries	(10)	(12)
Preferred remuneration	(9)	(18)

Net Income (loss) from continuing operations	560	485	15.5%
Income (loss) from discontinued operations, net of income taxes	(4)

Net Income (loss)	556	485	14.6%
Average number of shares outstanding	779,126,769	792,009,198

Basic earnings (loss) per share in €	0.71	0.61	16.5%

Basic earnings (loss) before goodwill amortization per share in €	0.86	0.77	11.7%

EBITA (3)	1,048	1,014	3.3%

EBITA (as % of Total Revenues)	26.0%	25.2%

(1)
Unaudited

(2)
Excluding currency translation effects

(3)
=  Operating profit before goodwill amortization + equity in earnings of affiliated companies

Percentages are calculated before rounding the data in million euros

Aventis (1)

All Consolidated Businesses

Consolidated Sales Q1 2004

in million €	Group Q1/2004	Core Q1/2003	Total Variance	Activity Variance	Conversion Variance	Structure Variance
Total Aventis	3,946	3,970	-0.6%	6.4%	-7.0%
of which:
Prescription drugs	3,565	3,625	-1.7%	5.1%	-6.8%
Human Vaccines	366	350	4.4%	13.8%	-9.3%

(1)
Unaudited

Percentages are calculated before rounding the data in million euros

Aventis (1)

All Consolidated Business

Sales by Country Q1 2004

in million €	Group Q1/2004	Core Q1/2003	Activity variance (2)	Structure variance
United States	1,355	1,451	8.7%
in % of total Net Sales	34.3%	36.5%
France	540	544	-0.8%
Germany	244	267	-8.6%
Japan	205	208	3.3%
Italy	174	166	5.4%
United Kingdom	116	105	11.5%
Spain	103	90	14.0%
Canada	101	89	15.9%
Mexico	64	76	-0.2%
Brazil	54	62	-13.7%

Subtotal	2,958	3,057	4.8%
in % of total Net Sales	75.0%	77.0%
Other countries	988	913	12.1%

Total Net Sales	3,946	3,970	6.4%

(1)
Unaudited

(2)
Excluding currency translation effects

Percentages are calculated before rounding the data in million euros

Aventis (1)

Prescription Drugs and Human Vaccines

Change in Sales Q1 2004 (excluding currency translation effects)

in million €	Q1 / 2004	Q1 / 2003	Activity variance (2)
Prescription Drugs	3,565	3,620	5.1%
Strategic Brands	1,942	1,704	22.6%
Allegra / Telfast	325	418	-11.9%
Rest of Portfolio (3)	1,298	1,498	-9.9%

Thrombosis/Cardiology	832	829	5.2%
Lovenox / Clexane	440	389	25.3%
Delix / Tritace	224	241	-6.5%
Oncology	454	441	10.1%
Taxotere	334	324	12.2%
Campto (4)	74	66	13.2%
Respiratory & Allergy	465	556	-6.0%
Nasacort	72	60	36.7%
Arthritis / Osteoporosis	198	186	12.8%
Arava	61	63	7.8%
Actonel (5)	62	33	89.6%
Central Nervous System	377	363	10.3%
Copaxone (6)	161	142	26.8%
Anti-Infectives	344	345	1.4%
Targocid	51	49	5.4%
Tavanic (7)	64	59	8.2%
Ketek	46	26	80.4%
Metabolism/ Diabetes	492	432	23.0%
Amaryl	146	123	28.0%
Insuman	39	40	-1.1%
Lantus	168	89	108.9%

Human Vaccines	366	350	13.8%
Pediatric combination vaccines (8)	142	137	4.1%
Polio vaccine (8)	63	65	-2.6%
Influenza vaccines (8)	37	33	10.2%
Traveler's endemic range excluding meningitis (8)	53	62	-14.1%
Meningitis vaccines (8)	17	25	-33.2%
Adult Boosters (8)	65	45	45.3%

(1)
Unaudited

(2)
Excluding currency translation effects

(3)
Rest of Portfolio includes pharmaceuticals products not detailed in the therapeutic areas below as well as sales of Bulk, Contract-manufacturing, Toll-manufacturing and eliminations

(4)
Licensed from Yakult Honsha (not sold by Aventis in the United States or Japan)

(5)
Actonel sales as recorded by Aventis including Japan sales

(6)
Marketed in Europe in cooperation with Teva Pharmaceuticals Industries

(7)
Licensed from Daiichi (not sold by Aventis in the United States or Japan)

(8)
Including 100% of these product sales recorded in Europe by Aventis Pasteur-MSD

Aventis (1)

Prescription Drugs Strategic Products

Change in Sales Q1 2004 (U.S./Non U.S.)

U.S.	Q1/2004	Q1/2003	Activity variance (2)
	in million €
Prescription Drugs	1,167	1,247	8.9%
Strategic Brands	770	715	25.4%
Allegra/Telfast	241	318	-12.0%
Rest of Portfolio	157	214	-14.9%

Lovenox / Clexane	261	242	25.7%
Taxotere	152	178	-0.5%
Nasacort	57	44	49.7%
Arava	38	43	2.5%
Copaxone(4)	110	102	26.3%
Amaryl	45	35	49.8%
Lantus	106	70	76.0%

Human Vaccines	188	203	7.5%

Non U.S.	Q1/2004	Q1/2003	Activity variance (2)
	in million €
Prescription Drugs	2,397	2,373	3.1%
Strategic Brands	1,173	990	20.5%
Allegra/Telfast	84	100	-11.5%
Rest of Portfolio	1,140	1,283	-9.1%

Lovenox/Clexane	178	147	24.7%
Delix/Tritace	224	241	-6.5%
Taxotere	182	146	27.9%
Campto	74	66	13.2%
Nasacort	15	16	0.2%
Arava	23	20	19.3%
Actonel(3)	62	33	89.6%
Copaxone(4)	51	40	28.1%
Targocid	51	49	5.4%
Tavanic(5)	64	59	8.2%
Ketek	46	26	80.4%
Amaryl	102	88	19.4%
Insuman	39	40	-1.1%
Lantus	62	19	230.6%

Human Vaccines	178	147	22.5%

(1)
Unaudited

(2)
Excluding currency translation effects

(3)
Actonel sales as recorded by Aventis including Japan sales

(4)
Marketed in Europe in cooperation with Teva Pharmaceutical Industries

(5)
Licensed from Daiichi (not sold by Aventis in the United States or Japan)

Aventis Free Cash Flow (1)
(French GAAP)

in million €	Group Q1 / 2004
Net income (loss) (after income tax and before preferred remuneration)	565
Elimination of expenses and income without effect on cash	(12)
Depreciation and amortization of assets	305
Provisions for losses on operating assets	(2)
Change in other long-term provisions	(142)
Net capital (gains) from sales of assets	(157)
Equity in earnings of affiliated companies, net of dividends received	22
Unrealized exchange differences	8
Minority interests in net income of consolidated subsidiaries	10
Deferred tax	(56)
Change in industrial working capital	(253)
Increase/(decrease) in sales of receivables	(18)
(Increase)/decrease in accounts receivable before sales of receivables	(86)
(Increase)/decrease in inventories	(122)
Increase/(decrease) in accounts payable	(27)
Change in other operating assets and liabilities	609
Pension funding cash-outflow	(43)
Change in other remaining operating assets and liabilities	652

Net cash provided by operating activities	909
thereof from discontinued operations:	(61)
Purchase of property, plant, equipment (2)	(236)

Free Cash Flow	673

(1)
From an unaudited cash flow statement

(2)
Thereof €-6 million from discontinued operations

Aventis(1)

All Consolidated Businesses

Simplified Change in Net Debt(2)

(French GAAP)

in million €	Q1 / 2004
Net income (loss) before preferred remuneration	565
Depreciation and amortization of assets	305
Elimination of other expenses and benefits without effect on cash	(317)
Change in industrial working capital	(253)
Change in other operating assets and liabilities	609

Reduction (Increase) in Net debt resulting from operating activities	909
thereof from discontinued operations:	(61)
Purchase of property, plant and equipment	(236)
Other acquisitions	(71)
Proceeds from sales of assets	470
Change in loans	4

Reduction (Increase) in Net debt resulting from investing activities	167
thereof from discontinued operations:	(6)
Dividends paid by the Group	(2)
Preferred remuneration paid	(9)
Impact of shares and other securities issuance & buy-back	(46)
Conversion net financial indebtedness	2
Change in consolidation perimeter	4

Change in net debt	1,025

(1)
From an unaudited cash flow statement

(2)
The Net Debt position includes long-term debt and short-term borrowings reduced by the amount of marketable securities, cash and cash equivalents.

Presentation of the Revenues in the Financial Statement

        Starting with the 2003 Financial Statements, Aventis will reclassify the Co-promotion income in revenues instead of reporting them in the line SG&A and other operating Inc./Exp..

        The tables below (already disclosed in Q4 2003) present the 2003 quarterly information with this new classification.

Aventis Core Businesses (1) (French GAAP) in million €	Q1/2003	Q2/2003	Q3/2003	Q4/2003	YTD Q4/2003
Net sales	3,970	4,170	4,259	4,391	16,791
Co-promotion income	59	53	67	73	252

Total Revenues	4,029	4,223	4,326	4,464	17,043

Production costs and expenses	(1,029)	(1,072)	(1,129)	(1,180)	(4,410)
Gross Margin (as % of Total Revenues)	74.5%	74.6%	73.9%	73.6%	74.1%
SG&A and other operating Inc. / Exp.	(1,304)	(1,339)	(1,286)	(1,231)	(5,160)
EBITA (2)	1,014	1,141	1,184	1,255	4,595
EBITA (as % of Total Revenues)	25.2%	27.0%	27.4%	28.1%	27.0%
Aventis (1) All Consolidated Businesses (French GAAP) in million €	Q1/2003	Q2/2003	Q3/2003	Q4/2003	YTD Q4/2003
Net sales	4,195	4,427	4,508	4,686	17,815
Co-promotion income	59	53	67	73	252

Total Revenues	4,254	4,480	4,575	4,759	18,068

Production costs and expenses	(1,190)	(1,227)	(1,307)	(1,652)	(5,377)
Gross Margin (as % of Total Revenues)	72.0%	72.6%	71.4%	65.3%	70.2%
SG&A and other operating Inc. / Exp.	(1,363)	(1,383)	(1,332)	(1,288)	(5,366)
EBITA (2)	888	1,164	1,212	780	4,044
EBITA (as % of Total Revenues)	20.9%	26.0%	26.5%	16.4%	22.4%

(1)
Unaudited

(2)
=  Operating income (loss) before goodwill amortization + equity in earnings of affiliated companies

Aventis (1)

Prescription Drugs and Human Vaccines: new Product Structure
2003 Sales restated (2)

Quarter stand alone and Full year

in million €	Q1 / 2003	Q2 / 2003	Q3 / 2003	Q4 / 2003	YTD Q4 / 2003
Actonel	33	48	49	64	194
Ketek	26	13	15	62	115
Lantus	89	109	129	160	487
Lovenox / Clexane	389	411	410	450	1,659
Taxotere	324	343	355	341	1,362
Amaryl	123	158	153	162	596
Arava	63	62	61	69	255
Campto	66	67	65	66	264
Copaxone	142	150	155	170	617
Insuman	40	45	44	47	176
Nasacort	60	88	62	69	278
Targocid	49	55	51	52	207
Tavanic	59	52	47	59	216
Tritace / Delix	241	263	271	290	1,066

Prescription Drugs Strategic Brands	1,704	1,862	1,867	2,060	7,494

Human Vaccines	350	333	551	386	1,621

Total Strategic Brands	2,055	2,195	2,418	2,446	9,114
in % of Total Aventis Core Sales	51.8%	52.6%	56.8%	55.7%	54.3%

Allegra / Telfast	418	501	406	412	1,736

Rest of Portfolio (3)	1,498	1,474	1,435	1,533	5,940

Total Aventis Core Sales	3,970	4,170	4,259	4,391	16,791

(1)
Unaudited

(2)
The 2003 Sales restated take into account the new product structure which applies starting January 1st, 2004. In this new product structure, Allegra/Telfast is not considered as part of the Strategic Brands any more.

(3)
Rest of Portfolio includes pharmaceuticals products not detailed above as well as sales of Bulk, Contract-manufacturing, Toll-manufacturing and eliminations

QuickLinks

Aventis (1) All Consolidated Businesses (French GAAP) Consolidated Income Statement Q1 2004
Strategic Activities
Aventis (1) (French GAAP) Selected Financial Data Related to Consolidated Income Statement Q1 2004 Aventis Group 2004 compared to Aventis Core 2003
Aventis (1) All Consolidated Businesses Consolidated Sales Q1 2004
Aventis (1) All Consolidated Business Sales by Country Q1 2004
Aventis (1) Prescription Drugs and Human Vaccines Change in Sales Q1 2004 (excluding currency translation effects)
Aventis (1) Prescription Drugs Strategic Products Change in Sales Q1 2004 (U.S./Non U.S.)
Aventis Free Cash Flow (1) (French GAAP)
Aventis(1) All Consolidated Businesses Simplified Change in Net Debt(2) (French GAAP)
Aventis (1) Prescription Drugs and Human Vaccines: new Product Structure 2003 Sales restated (2) Quarter stand alone and Full year